SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 23, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Kieran Brown

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Brown:

On behalf of CĪON Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company over the phone on March 20, 2012, regarding Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). This is the second set of comments the Company has received from the Staff. All references in the Staff’s comments to the “First Letter” refer to the comments the Staff provided to the Company in a letter dated January 19, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

Front Cover

1.	On page 1 of Amendment No.1 to the Registration Statement (“Amendment No.1”), please clarify the Company’s use of the term “non-qualifying assets.”

Response: The Company has revised the disclosure accordingly.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	WASHINGTON DC

U.S. Securities and Exchange Commission

April 23, 2012

2.	The Staff is reissuing its previous comment #9. Please explain to us why the Company believes that not listing the Company’s shares on a national securities exchange is more beneficial to investors.

Response: In addition to the Company’s response to previous comment #9, the Company also believes that a non-traded structure is appropriate for the long-term nature of the assets in which it intends to invest. This statement is included on page 2 of Amendment No. 2.

3.	On page 4 of Amendment No.1 under “Market Opportunity – Specialized lending and unfunded private equity commitments drive demand for debt capital,” please add the additional disclosure included on page 68 of Amendment No.1 regarding the over $750 billion of unfunded private equity commitments as of December 31, 2010.

Response: The Company has revised the disclosure accordingly.

4.	On page 5 of Amendment No.1 under “Investment Strategy – Diversification,” please use a term other than “diversification” as the Company is not diversified under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company has made revisions to the disclosure in Amendment No. 2 to clarify when it is referring to diversification for 1940 Act or regulated investment company purposes. The remaining references to the term “diversification” are intended to describe an aspect of the Company’s investment strategy. As a result of the revisions made in Amendment No. 2, the Company does not believe that a stockholder would interpret the remaining references to the term “diversification” as a statement regarding the Company’s status as a diversified company under the 1940 Act.

5.	On page 9 of Amendment No.1 under “Distributions,” please clarify that a return of capital is a return of the shareholder’s original investment and will lower the shareholder’s basis in the investment, which will result in higher taxes when sold, possibly even if it is sold for a loss.

Response: The Company directs the Staff to the following sentence added to Amendment No. 2 that addresses the Staff’s comment: “ A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder's basis in its shares; however, the shareholder's basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder's basis in its shares, such excess amount will be treated as gain from the sale of the shareholder's shares.

U.S. Securities and Exchange Commission

April 23, 2012

6.	This is a follow-up to the Company’s response to Comment #23 in the First Letter regarding the fact that conflicts may exist among the Company and certain of Apollo’s affiliates and Apollo-managed funds. In your response, you stated that “[a]ny conflicts of interest that arise within Apollo in evaluating the suitability of investment opportunities will be resolved and addressed by Apollo and the Company will not be involved in such determinations.” Please tell us whether the Company, although it will not be involved in such determinations, would be made aware of the conflicts that Apollo has reviewed.

Response: As discussed, the Company will not be involved in the determination and, accordingly, does not expect to be made aware of conflicts that Apollo has.

7.	Please add to the summary of risk factors included on pages 13-15 of Amendment No.1, the following risk factors:

a.	We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

b.	We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Response: The Company has added the requested risk factors to the summary.

8.	In response to Comment #5 in the First Letter, you stated that, “The historical recovery rates for senior secured loans, which will be the Company’s focus, have been substantial and the loss rates correspondingly low.” Please let us know if your statement regarding the recovery rates for senior secured loans is a statement of general applicability or if it specifically relates to the type of senior secured loans that the Company expects to invest in based on its investment objective and strategy.

Response: The Company advises the Staff that the statement that, “The historical recovery rates for senior secured loans, which will be the Company’s focus, have been substantial and the loss rates correspondingly low,” is a statement of general applicability. This is due to the fact that senior secured loans rank senior in priority of payment to junior loans and are generally secured by collateral of the borrower.

9.	On page 14 of Amendment No.1, please move the following risk factor to the top of the list:

a.	Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

U.S. Securities and Exchange Commission

April 23, 2012

Response: The Company has revised the disclosure accordingly.

10.	On page 16 of Amendment No.1 in footnote 6, you describe the two part incentive fee. We note that the second part of the incentive fee, which you refer to as the incentive fee on capital gains, is not subject to the hurdle rate. Please disclose in footnote 6 what the fee would be if all of your income came from capital gains.

Response: The Company acknowledges the staff’s comment but respectfully declines to make the requested revision given that this is the Company’s initial public offering and it does not yet have any portfolio investments and, as a result, does not have information on which to base an assumption of its future capital gains. The Company has included disclosure consistent with that included by other externally-managed business development companies conducting their initial public offering. The Company acknowledges that previous drafts of the Registration Statement did not disclose the percentage for the capital gains incentive fee. However, the Company respectfully directs the staff to footnote 6 in Amendment No. 2, which provides that, “[t]his fee will equal 20% of our realized capital gains on a cumulative basis… (emphasis added).” The Company also respectfully refers the staff to the first paragraph in footnote 6, which notes that, because the incentive fee is dependent on the achievement of certain performance targets, the Company cannot predict the incentive fee that will be paid to its Adviser at this time. Finally, the Company also respectfully refers the staff to the example of the incentive fee calculation included in “Investment Advisory Agreement.”

11.	In the risk factor entitled, “The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes that will lower your tax basis in your common stock and reduce the amount of funds we have for investment in targeted assets,” included on page 30 of Amendment No.1, please include the following sentence that was added to page 9 of Amendment No.1 of the “Distribution” section of the Summary:

a.	A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder's basis in its shares; however, the shareholder's basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder's basis in its shares, such excess amount will be treated as gain from the sale of the shareholder's shares.

Response: The Company has revised the disclosure accordingly.

12.	We note that in response to Comment #44 in the First Letter regarding the risks associated with investing in original issue discount investments, the Company added disclosure to the following risk factor which addresses risks associated with its election to be regulated as a regulated investment company, or RIC: “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” Please explain why the Company believes it is appropriate to include the risk of investing in OID investments within a tax risk factor. We recommend that the Company review the risk factors we originally recommended in Comment #44 and consider inserting those risks that the Company deems are appropriate and not fully addressed already elsewhere in the “Risk Factors” section of the Registration Statement.

U.S. Securities and Exchange Commission

April 23, 2012

Response: The Company has moved the sentence, “Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals,” to the risk factor entitled, “Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.” In addition, the Company has added disclosure regarding original issue discount investments in the risk factor entitled, “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.”

13.	Please consider revising the biographical information for each of the Company’s officers and directors into a chart as set forth in Item 18.1 of Form N-2.

Response: The Company acknowledges the Staff’s comment and respectfully declines to make the change. As permitted by Item 18.1 of Form N-2, the Company prefers to provide the required biographical information in narrative form.

14.	The Staff is re-issuing Comment #49 in the First Letter and requesting that the Company provide a more detailed summary of the Company’s advance notice provisions for shareholder nominations in the Registration Statement.

Response: The Company has revised the summary of its advance notice bylaw provisions under the section entitled “Description of our Securities – Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals.”

15.	When the Company describes its proxy voting policies, please clarify who will decide how to resolve a conflict of interest.

Response: The Company has revised the disclosure accordingly.

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If you have any questions or additional comments regarding the foregoing, please contact Cynthia Krus at (202) 383-0218 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

U.S. Securities and Exchange Commission

April 23, 2012

cc:	Mr. Joel S. Kress/ CĪON Investment Corporation Mr. Michael R. Manley/ CĪON Investment Corporation Ms. Lisa A. Morgan/ Sutherland Asbill & Brennan LLP